Filed by Bay Bancorp, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: Old Line Bancshares, Inc.

(Subject Company Commission File No.: 000-50345)

Date: September 28, 2017

Old Line Bancshares, Inc.	Bay Bancorp, Inc.	Old Line Investor Contact
James W. Cornelsen	Joseph J. Thomas	Mark A. Semanie
President and Chief	President and Chief	Executive Vice President and
Executive Officer	Executive Officer	Chief Operating Officer
301-430-2500	410-312-5400	301-430-2500
JCornelsen@OldLineBank.com	JThomas@BayBankMD.com	MSemanie@OldLineBank.com

PRESS RELEASE

FOR IMMEDIATE RELEASE

OLD LINE BANCSHARES, INC. AND BAY BANCORP, INC. ANNOUNCE EXECUTION OF MERGER AGREEMENT CREATING MARYLAND’S THIRD LARGEST INDEPENDENT COMMERCIAL BANK

BOWIE, MD (September 27, 2017) — Old Line Bancshares, Inc. (NASDAQ Capital Market: OLBK), the parent company of Old Line Bank, and Bay Bancorp, Inc. (NASDAQ Capital Market: BYBK), the parent company of Bay Bank, FSB, today announced the execution of a definitive merger agreement (the “Merger Agreement”) that provides for the acquisition of Bay Bancorp by Old Line Bancshares for stock in a deal valued at approximately $128.6 million. This amount is subject to change based on the trading prices of Old Line Bancshares common stock and the amount of after-tax income that Bay Bancorp or Bay Bank recognizes from the recent resolution of Bay Bank litigation and the resolution of certain problem loans. The merger consideration will be paid in newly issued shares of Old Line Bancshares common stock (“OLB Shares”).

Pursuant to the terms of the Merger Agreement, Bay Bancorp, with consolidated assets of approximately $646 million at June 30, 2017, will be merged with and into Old Line Bancshares, an institution with consolidated assets of approximately $2.0 billion after the completion of its merger with DCB Bancshares, Inc. on July 28, 2017, with Old Line Bancshares surviving the merger (the “Merger”). Immediately after the Merger, Bay Bank, FSB, a federal savings bank with 11 banking locations, will merge with and into Old Line Bank, a Maryland trust company with 28 banking offices, with Old Line Bank being the surviving bank. The Merger, anticipated to close in the second quarter of 2018, will be Old Line Bancshares’ fifth since 2011. The Merger is expected to be immediately accretive to its earnings, excluding the expenses of the Merger.

Craig E. Clark, Chairman of the Board of Directors of Old Line Bancshares, Inc., said, “the combination of Old Line Bank and Bay Bank will create the strongest footprint of any Maryland-based independent commercial bank serving the Baltimore/Washington corridor. The combined bank will have assets approaching $3 billion and, with full service banking offices serving Baltimore City and 11 counties, the combined institution will have the second-most banking locations in Maryland of all independent Maryland-based commercial banks.”

James W. Cornelsen, President and Chief Executive Officer of Old Line Bancshares, said, “we are extremely pleased to be joining with Bay Bank, an exceptional bank with strong dedication to its local depositors, creditors, employees and stockholders. This partnership expands and strengthens our presence in the Baltimore market following on our initial entry in December 2015. We believe that Bay Bank and Old Line Bank share a similar set of values and we look forward to building a strong and lasting partnership that will make Old Line Bank the premier bank in the Baltimore-Washington corridor.”

Joseph J. Thomas, President and Chief Executive Officer of Bay Bancorp, Inc., stated, “our merger with Old Line Bank will enable our stockholders to realize an attractive return and higher earnings growth potential going forward. Bay clients will enjoy a relationship with a bank that has a much larger branch footprint in the Baltimore Washington corridor, more accessibility with nearly 40 branches, a broader product array, and a larger legal lending limit. Our employees will have the opportunity to work for a market leading, Maryland headquartered, community bank with exceptional momentum and reputation. I am delighted to be joining Old Line Bank’s Board of Directors to help facilitate the transaction and sustain the great momentum our colleagues at Bay Bank have achieved in recent years.”

Under the terms of the Merger Agreement, each share of Bay Bancorp common stock (“BYBK Shares”) will be exchanged for a number of OLB Shares (the “Per Share Consideration”) calculated by dividing $11.80 by the volume weighted average closing prices of Old Line Bancshares common stock for the 20 trading days ending five trading days before the closing date of the Merger (the “Average Price”), subject to a minimum Average Price of $25.65 and a maximum average price of $29.16 and adjustments for the proceeds recognized in the recent settlement of certain litigation and the resolution of certain loans. As such, the Per Share Consideration may be as low as 0.4047 OLB Shares if the Average Price is $29.16 or more and as high as 0.4600 OLB Shares if the Average Price is $25.65 or less, subject to the adjustments provided for in the Merger Agreement. In addition to the parties’ other termination rights, the Merger Agreement provides that it may be terminated by Bay Bancorp if two adverse market price conditions are satisfied, subject to Old Line Bancshares’ right to cure by agreeing to increase the Per Share Consideration.

Pursuant to the Merger Agreement, Old Line Bancshares’ board of directors will elect Joseph J. Thomas, a current Bay Bancorp director, Eric D. Hovde, the Chairman of Bay Bancorp, and one other mutually-acceptable member of the Bay Bancorp board of directors to serve as directors of Old Line Bancshares and Old Line Bank.

The foregoing is intended only as a summary and is qualified in its entirety by reference to the terms of the Merger Agreement, which will be included as an exhibit to Old Line Bancshares’ Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”) on or about September 27, 2017.

The Merger Agreement provides that the effectiveness of the Merger is subject to customary closing conditions, including approval of the Merger by Old Line Bancshares’ and Bay Bancorp’s stockholders and applicable banking regulatory authorities.

FIG Partners, LLC acted as financial adviser to Old Line Bancshares and Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, acted as its legal counsel. Hovde Group, LLC acted as financial adviser to Bay Bancorp, Inc., RP Financial, LC provided the fairness opinion to Bay Bancorp and Gordon Feinblatt LLC acted as Bay Bancorp’s legal counsel.

Old Line Bancshares, Inc. is the parent company of Old Line Bank, a Maryland chartered trust company headquartered in Bowie, Maryland, approximately 10 miles east of Andrews Air Force Base and 20 miles east of Washington, D.C. Old Line Bank has 28 banking locations located in its primary market area of suburban Maryland (Washington, D.C. suburbs, Southern Maryland and Baltimore suburbs) counties of Anne Arundel, Baltimore, Calvert, Carroll, Charles, Frederick, Montgomery, Prince George's and St. Mary's. It also targets customers throughout the greater Washington, D.C. and Baltimore metropolitan areas.

Bay Bancorp, Inc. is a financial holding company and a savings and loan holding company headquartered in Columbia, Maryland. Through Bay Bank, FSB, Bay Bancorp serves the community with a network of 11 branches strategically located throughout the Baltimore Metropolitan Statistical Area, particularly Baltimore City and the Maryland counties of Baltimore, Anne Arundel, Howard, and Harford. BayBank serves small- and medium-size businesses, professionals and other valued customers by offering a broad suite of financial products and services, including online and mobile banking, commercial banking, cash management, mortgage lending and retail banking, and is a leader in the payment sponsorship services space. Bay Bank funds a variety of loan types including commercial and residential real estate loans, commercial term loans and lines of credit, consumer loans and letters of credit.

Additional Information and Where to Find It

In connection with the Merger, Old Line Bancshares will file with the SEC a registration statement on Form S-4 to register the shares of Old Line Bancshares common stock to be issued to the stockholders of Bay Bancorp. The registration statement will include a joint proxy statement/prospectus that will be sent to the stockholders of both Old Line Bancshares and Bay Bancorp seeking their approval of the Merger at meetings thereof to be called on dates to be set in the future. In addition, Old Line Bancshares and Bay Bancorp may file other relevant documents concerning the Merger with the SEC.

Security holders of Old Line Bancshares and Bay Bancorp are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the Merger because they will contain important information about Old Line Bancshares, Bay Bancorp and the Merger. Stockholders of Old Line Bancshares and Bay Bancorp may obtain free copies of these documents and any other documents that Old Line Bancshares and Bay Bancorp may file with respect to the Merger when they become available through the website maintained by the SEC at www.sec.gov or by accessing Old Line Bancshares’ website at www.oldlinebank.com under “Investor Relations – SEC Filings” or Bay Bancorp’s website at www.baybankmd.com under “About Us – Investor Relations – SEC Filings.” The information on these websites is not, and shall not, be deemed to be a part of this release or incorporated into other filings that Old Line Bancshares or Bay Bancorp make with the SEC. Security holders of Old Line Bancshares may also obtain free copies of the joint proxy statement/prospectus, and any other documents related to the Merger that Old Line Bancshares files, when they become available, by directing a request by telephone or mail to Old Line Bancshares, Inc., 1525 Pointer Ridge Place, Bowie, Maryland 20716, Attention: Mark A. Semanie (telephone 301-430-2500). Security holders of Bay Bancorp may also obtain free copies of the joint proxy statement/prospectus, and any documents related to the Merger that Bay Bancorp files, when they become available, by directing a request by telephone or mail to Bay Bancorp, Inc., Attention: Joseph J. Thomas, 7151 Columbia Gateway Drive, Suite A, Columbia, MD 21046 (telephone: 410-312-5400).

Old Line Bancshares, Bay Bancorp and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Old Line Bancshares and Bay Bancorp in connection with the Merger. Information regarding the interests of these participants and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies with respect to the Merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. Additional information about the directors and executive officers of Old Line and their ownership of Old Line common stock is set forth in the definitive proxy statement for Old Line’s 2017 annual meeting of stockholders, as previously filed with the SEC on May 8, 2017 and available as noted above. Information about the directors and executive officers of Bay Bancorp and their ownership of Bay common stock is set forth in the definitive proxy statement for Bay Bancorp’s annual meeting of stockholders, as previously filed with the SEC on April 12, 2017. Copies of these proxy statements may be obtained free of charge as described above.

Conference Call

Old Line Bancshares will hold a conference call Thursday, September 28, 2017, at 10:00 a.m. Eastern Time to discuss the proposed transaction. Interested parties may access the conference call by dialing 833-812-9306, and will be put into the call automatically after stating their first and last name. Replays of the conference call will be available until November 28, 2017 by calling 855-859-2056, conference code 92430980.

Caution Regarding Forward-Looking Statements

The statements in this press release that are not historical facts, in particular the statements with respect to the expected timing of and benefits of the merger between Old Line Bancshares and Bay Bancorp, the parties’ plans, obligations, expectations and intentions, and that the acquisition of Bay Bancorp will become immediately accretive to Old Line Bancshares’ earnings, constitute “forward-looking statements” as defined by federal securities laws. These statements can generally be identified by the use of forward-looking terminology such as “believes,” “expects,” “intends,” “may,” “will,” “should,” “anticipates,” “plans” or similar terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to: (1) the businesses of Bay Bancorp may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected timeframe; (3) revenues following the Merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the Merger; (5) the ability to obtain required regulatory and stockholder approvals; (6) the ability to complete the Merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (7) deterioration in economic conditions in our target markets or nationally; (8) changes in interest rates; (9) changes in laws, regulations, policies and guidelines impacting our ability to collect on outstanding loans or otherwise negatively impact our business; and (10) other risk factors detailed from time to time in filings made by Old Line Bancshares and Bay Bancorp with the SEC. Forward-looking statements speak only as of the date they are made. Neither Old Line Bancshares nor Bay Bancorp will update forward-looking statements to reflect factual assumptions, circumstances or events that have changed after a forward-looking statement was made.

* * * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended.